Sullivan & Worcester LLP 1666 K Street NW Washington, DC 20006	T 202 775 1200 F 202 293 2275 www.sandw.com

August 2, 2012

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Virtus Equity Trust

(Virtus Quality Large-Cap Value Fund)

CIK 0000034273

(File No. 333-182594)

Ladies and Gentlemen:

This letter sets forth responses to oral comments received from Brion Thompson of the staff of the Securities and Exchange Commission (the “SEC”) on July 25, 2012, with respect to the registration statement on Form N-14 that was filed by Virtus Equity Trust (“Equity Trust”) on July 9, 2012, relating to the reorganization of Virtus Value Equity Fund, a series of Virtus Insight Trust, into Virtus Quality Large-Cap Value Fund, a series of Equity Trust. Where noted, changes, as applicable, have been made to the prospectus/proxy statement and pro forma combining financial information. Revised pages of the foregoing documents are attached.

Set forth below is each comment and the Fund’s response thereto.

1.	Comment: In the Q&A Section, the Staff believes the response to the question “Are there differences between the investment objectives and investment strategies of Value Equity and Quality Large-Cap Value?” should begin with “Yes.”

Response: Requested change has been made. Please see attached.

2.	Comment: In the Q&A Section, please add the question “Will my Fund expenses increase as a result of the Reorganization?” and a response beginning with “Yes” and an explanation that gross and net fund expenses will go up.

Response: Requested disclosure has been added. Please see attached.

3.	Comment: On page 5 of the Summary, in the paragraph following the question “Why is the Reorganization being proposed?” please add a discussion explaining that the advisory fee and the fund expense ratio will increase after the Reorganization.

BOSTON    NEW YORK     WASHINGTON, DC

U.S. Securities and Exchange Commission

August 2, 2012

Response: Requested disclosure has been added. Please see attached.

4.	Comment: Please explain the reasons for keeping the smaller fund as the legal and accounting survivor consistent with the factors delineated in the North American Security Trust no-action letter.

Response: The North American letter sets forth the following factors that should be analyzed when determining an accounting survivor: Funds should compare the attributes of the surviving fund and the predecessor fund to determine if the surviving fund closely resembles the predecessor. Funds should compare the investment advisers, investment objectives, policies and restrictions; expense structure and expense ratios; asset size and portfolio composition.

The investment adviser for the Funds is identical. The subadviser for the surviving fund will be the current subadviser for the Quality Large-Cap Value Fund. While the Funds’ investment objectives and policies are similar, the surviving fund will follow the investment policies and restrictions of the Quality Large-Cap Value Fund. As to portfolio composition, the surviving fund will continue to be managed by Kayne Anderson Rudnick Investment Management, LLC, and it is the existing Quality Large-Cap Value Fund and its limited number of portfolio holdings that most closely resembles the surviving fund following the merger. The surviving fund’s expense structure will partially resemble that of the acquired fund, with a contractual advisory fee waiver that will reduce the advisory fee of the combined fund to the current advisory fee of the acquired fund for one year, and the expense ratios of the combined fund are expected to be lower than those currently for the Quality Large-Cap Value Fund. Furthermore, the performance of the Quality Large-Cap Value Fund more accurately reflects the true performance of the subadviser using the investment strategy to be applied to the combined fund. Given these factors, we believe that the Quality Large-Cap Value Fund is the appropriate surviving fund, its smaller asset size notwithstanding.

5.	Comment: On page 7 in the third paragraph after the table, please add disclosure to address the possible tax consequences to the shareholders of the surviving fund due to the possible sell-off of a substantial portion of the assets of the merging fund.

Response: Requested disclosure has been added. Please see attached.

6.	Comment: Beginning on page 8, the Fees and Expense information shown for Value Equity should be as of the end of its most recent fiscal year on December 31, 2011, while the information for Quality Large-Cap Value should be as of the end of its most recent fiscal year on March 31, 2012.

Response: Requested change has been made. Please see attached.

U.S. Securities and Exchange Commission

August 2, 2012

7.	Comment: On page 8, in the Shareholder Fees table, the columns for the Maximum Deferred Sales Charge should be changed from “None” to “1%”, while the footnote can explain that this charge would be applied in limited circumstances.

Response: Requested change has been made. Please see attached.

8.	Comment: The discussion of the voluntary expense cap in the bullet list at the bottom of page 17 should be disclosed and discussed in more detail in the registration statement.

Response: Discussion of the voluntary expense cap is included in the first two pages in Summary of the Prospectus/Proxy Statement, and discussion has also been added in the Q&A Section of the filing.

9.	Comment: In the Federal Income Tax Consequences Section on page 20, if the target fund has capital loss carryforwards that are material, please add the amounts and the expiration dates for them.

Response: Requested disclosure has been added. Please see attached.

10.	Comment: In the pro forma financial information, in the first paragraph, add “audited” in front of Annual Report.

Response: Requested disclosure has been added. Please see attached.

11.	Comment: In the pro forma financial information, in the 8th paragraph, disclose the estimated costs of the Reorganization.

Response: Requested disclosure has been added. Please see attached.

12.	Comment: In the pro forma financial information, disclose the amounts and the expiration dates of any capital loss carryforwards.

Response: Requested disclosure has been added. Please see attached.

13.	Comment: In the pro forma financial information, if no securities of the target fund will be sold in connection with the Reorganization, add a statement to that effect; if securities of the target fund are expected to be sold as art of the Reorganization, identify the target fund’s portfolio securities to be sold and an estimate of the costs of such sales.

Response: Requested disclosure has been added. Please see attached.

14.	Comment: Add Tandy disclosures.

U.S. Securities and Exchange Commission

August 2, 2012

Response: The requested language is set forth below.

The Fund acknowledges that:

1)	it is responsible for the adequacy and accuracy of the disclosure in its filing of the above-referenced registration statement;

2)	staff comments or changes to disclose in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

3)	the Fund may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to this filing may be directed to the undersigned at (202) 775-1227.

Very truly yours,

/s/ Arie Heijkoop, Jr.

Arie Heijkoop, Jr.

Enclosures

cc: Kevin J. Carr, Esq.

      Ann Flood

Q & A FOR SHAREHOLDERS

While we encourage you to read the full text of the enclosed Prospectus/Proxy Statement, here is a brief overview of the proposed reorganization that will be the subject of a shareholder vote.

Q.	What issue am I being asked to vote on at the upcoming special meeting on October 2, 2012?

A.	Shareholders of Virtus Value Equity Fund (“Value Equity”) are being asked to approve an Agreement and Plan of Reorganization (the “Plan”) that provides for the reorganization (the “Reorganization”) of Value Equity, a series of Virtus Insight Trust (“Insight Trust”) into Virtus Quality Large-Cap Value Fund (“Quality Large-Cap Value”), a series of Virtus Equity Trust.

Q.	Why did the Board of Trustees approve the Reorganization?

A.	The Reorganization is part of a restructuring designed to eliminate the offering of overlapping funds with similar investment objectives and strategies within the Virtus Mutual Funds complex, while simultaneously creating economies of scale for the surviving funds that are intended to lower fund expenses. Quality Large-Cap Value has a similar investment objective, and its performance for the one- and three-year periods ended April 30, 2012 has exceeded that of Value Equity, although it underperformed for the five-year period. In addition, effective immediately upon the completion of the Reorganization, the Adviser to the Funds will contractually waive 0.05% of its advisory fee for Quality Large-Cap Value for one year. Total fund operating expenses on a pro-forma basis for the combined Funds will continue to be subject to a voluntary expense cap, although the Adviser may terminate this expense cap at any time. The Reorganization could create better efficiencies for the portfolio management team and perhaps lower expenses for Quality Large-Cap Value as assets grow, which will benefit shareholders of Value Equity.

Q.	What will happen to my existing shares?

A.	Your shares of Value Equity will be exchanged for shares of Quality Large-Cap Value. Therefore, if you own Class A, Class C or Class I shares of Value Equity, you will own Class A, Class C or Class I shares, respectively, of Quality Large-Cap Value following the Reorganization. You will not pay any sales charges in connection with the Reorganization. The shares of Quality Large-Cap Value that you receive following the Reorganization will have an aggregate net asset value equal to the aggregate net asset value of your shares of Value Equity immediately prior to the Reorganization so that the value of your investment will be exactly the same immediately before and immediately after the Reorganization.

Q.	Will Fund expenses increase as a result of the Reorganization?

A.	Yes. Total gross fund operating expenses for the 12 months ended December 31, 2011 for Class A, Class C and Class I shares of Value Equity are 1.23%, 1.98% and 1.03%, respectively, while total gross operating expenses for the 12 months ended March 31, 2012 for the Class A, Class C and Class I shares of Quality Large-Cap Value are 1.53%, 2.28% and 1.28%, respectively; however, as a result of the Reorganization and contractual advisory fee waiver provided by the Adviser, Quality Large-Cap Value’s expenses are expected to be reduced to 1.26%, 2.01% and 1.01% for the Class A, Class C and Class I shares, respectively, on a pro forma basis. While the gross advisory fee for Quality Large-Cap Value is higher than that of Value Equity, effective immediately upon the completion of the Reorganization, the Adviser to the Funds will contractually waive 0.05% of its advisory fee for Quality Large-Cap Value so that it remains at the current advisory fee level for Value Equity for one year. The Adviser also has in place a voluntary expense cap that will limit the total operating expenses (excluding interest, taxes, extraordinary expenses and acquired fund fees and expenses, if any) of Quality Large-Cap Value upon completion of the Reorganization so that such expenses do not exceed, on an annualized basis, 1.35%, 2.10%, and 1.10% for the Class A, Class C and Class I shares, respectively. The Adviser may terminate these expense caps at any time. Furthermore, it is believed that a larger, combined fund will have a greater likelihood of gaining additional assets, which may lead to greater economies of scale.

i

Q.	Are there differences between the investment objectives and investment strategies of Value Equity and Quality Large-Cap Value?

A.	Yes. The investment objective of Value Equity is providing capital appreciation and current income, while the investment objective of Quality Large-Cap Value is long-term capital appreciation. The investment strategies for Value Equity are similar to those for Quality Large-Cap Value, but there are some differences. Value Equity normally invests in common stocks, generally of companies with market capitalizations in excess of $1 billion at the time of purchase, while Quality Large-Cap Value invests in equity securities of large capitalization companies that, at the time of initial purchase, have market capitalizations of greater than $7 billion. In addition, Quality Large-Cap Value invests in approximately 20-35 securities at any given time, while Value Equity generally does not limit the number of securities it holds at any given time.

Q.	Will I incur any transaction costs as a result of the Reorganization?

A.	No. Shareholders will not incur any transaction costs, e.g., sales charges or redemption fees, as a result of the Reorganization.

Q.	What is the timetable for the Reorganization?

A.	If approved by shareholders of record at the Meeting, the Reorganization is expected to occur on or about October 5, 2012.

Q.	Will the Reorganization create a taxable event for me?

A.	No. The Reorganization is expected to be a tax-free transaction for federal income tax purposes.

Q.	What happens if the Reorganization is not approved?

A.	If shareholders of Value Equity do not approve the Plan, the Reorganization will not take effect and the Board of Trustees of Insight Trust will consider other possible courses of action in the best interests of Value Equity and its shareholders.

Q.	Has the Board of Trustees approved the proposal?

A.	Yes. The Board unanimously approved the Reorganization as set forth in the Plan and recommends that you vote FOR the Plan.

Q.	Who will pay for the legal costs and proxy solicitation associated with the proposal?

A.	All of the costs incurred by the Funds in connection with the Reorganization will be paid by Virtus Investment Advisers, Inc. If the Plan is not approved, Virtus Investment Advisers, Inc. or one of its affiliates will pay the expenses incurred by Value Equity and Quality Large-Cap Value in connection with the Reorganization (including the cost of any proxy soliciting agent). In such event, no portion of the expenses will be borne directly or indirectly by Value Equity, Quality Large-Cap Value or their shareholders.

Q.	How do I vote my shares?

A.	If you do not expect to attend the Meeting, you may vote by telephone by calling the toll-free number on the proxy card or by computer at the Internet address provided on the proxy card and following the instructions, using your proxy card as a guide. Alternatively, you may vote your shares by completing and signing the enclosed proxy card, and mailing it in the enclosed postage-paid envelope. You may also vote your shares by attending the Meeting. It is important that you vote promptly.

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SUMMARY

THIS SECTION SUMMARIZES THE PRIMARY FEATURES AND CONSEQUENCES OF THE REORGANIZATION. IT MAY NOT CONTAIN ALL OF THE INFORMATION THAT IS IMPORTANT TO YOU. TO UNDERSTAND THE REORGANIZATION, YOU SHOULD READ THIS ENTIRE PROSPECTUS/PROXY STATEMENT AND THE EXHIBIT.

This summary is qualified in its entirety by reference to the additional information contained elsewhere in this Prospectus/Proxy Statement, the Prospectuses and Statements of Additional Information relating to the Funds and the form of the Plan, which is attached to this Prospectus/Proxy Statement as Exhibit A.

Why is the Reorganization being proposed?

The proposed Reorganization will allow shareholders of Value Equity to own a fund that is similar in style and with a greater amount of combined assets after the Reorganization. Quality Large-Cap Value has a similar investment objective, and its performance for the one- and three-year periods ended April 30, 2012 has exceeded that of Value Equity, although it underperformed for the five-year period. While the gross advisory fee for Quality Large-Cap Value is higher than that of Value Equity, effective immediately upon the completion of the Reorganization, the Adviser to the Funds will contractually waive 0.05% of its advisory fee for Quality Large-Cap Value so that it remains at the current advisory fee level for Value Equity for one year. Total fund operating expenses will be higher on a pro forma basis, and while a voluntary expense cap will be provided by the Adviser, total operating expenses will be below the expense cap immediately after the Reorganization. The voluntary expense cap will remain in place on a pro-forma basis for the combined Funds, although the Adviser may terminate this expense cap at any time. The Reorganization could create better efficiencies for the portfolio management team and perhaps lower expenses for Quality Large-Cap Value as assets grow, which will benefit shareholders of Value Equity.

What are the key features of the Reorganization?

The Plan sets forth the key features of the Reorganization. For a complete description of the Reorganization, see Exhibit A. The Plan generally provides for the following:

•	the transfer in-kind of all of the assets of Value Equity to Quality Large-Cap Value in exchange for Class A, Class C and Class I shares of Quality Large-Cap Value;

•	the assumption by Quality Large-Cap Value of all of the liabilities of Value Equity;

•	the liquidation of Value Equity by distribution of Class A, Class C and Class I shares of Quality Large-Cap Value to Value Equity’s shareholders; and

•	the structuring of the Reorganization in a manner intended to qualify as a tax-free reorganization for federal income tax purposes.

Subject to the required shareholder approval, the Reorganization is expected to be completed on or about October 5, 2012.

After the Reorganization, what shares will I own?

If you own Class A, Class C or Class I shares of Value Equity, you will own Class A, Class C or Class I shares, respectively, of Quality Large-Cap Value.

The new shares you receive will have the same total value as your shares of Value Equity, as of the close of business on the day immediately prior to the Reorganization.

How will the Reorganization affect me?

It is anticipated that the Reorganization will result in better operating efficiencies. Upon the reorganization of Value Equity into Quality Large-Cap Value, operating efficiencies may be achieved by Quality Large-Cap Value because it will have a greater level of assets. As of April 30, 2012, Value Equity’s net assets were approximately $142.9 million and Quality Large-Cap Value’s net assets were approximately $45.6 million. It is believed that a larger, combined fund will have a greater likelihood of gaining additional assets, which may lead to greater economies of scale. Total gross fund operating expenses for the 12 months ended December 31, 2011 for Class A, Class C and Class I shares of Value Equity are 1.23%, 1.98% and 1.03%, respectively, while total gross operating expenses for the 12 months ended March 31, 2012 for the Class A, Class C and Class I shares of Quality Large-Cap Value are 1.53%, 2.28% and 1.28%, respectively; however, as a result of the Reorganization and contractual advisory fee waiver provided by the Adviser, Quality Large-Cap Value’s expenses are expected to be reduced to 1.26%, 2.01% and 1.01% for the Class A, Class C and Class I shares, respectively, on a pro forma basis. The Adviser also has in place a voluntary expense cap that will limit the total operating expenses (excluding interest, taxes, extraordinary expenses and acquired fund fees and expenses, if any) of Quality Large-Cap Value upon completion of the Reorganization so that such expenses do not exceed, on an annualized basis, 1.35%, 2.10%, and 1.10% for the Class A, Class C and Class I shares, respectively. The Adviser may terminate these expense caps at any time.

After the Reorganization, the value of your shares will depend on the performance of Quality Large-Cap Value rather than that of Value Equity. The Board of Trustees of each of Insight Trust and Equity Trust believes that the Reorganization will benefit both Value Equity and Quality Large-Cap Value. The costs of the Reorganization, including the costs of the Meeting, the proxy solicitation or any adjourned session, are estimated to be $55,000, and will be paid by VIA.

While Value Equity pays dividends from net investment income on a quarterly basis, Quality Large-Cap Value will pay dividends from net investment income on a semiannual basis. Like Value Equity, Quality Large-Cap Value will distribute net realized capital gains, if any, at least annually. These dividends and distributions will continue to be automatically reinvested in additional Class  A, Class C and Class I shares of Quality Large-Cap Value or distributed in cash, in accordance with your election.

How do the Trustees recommend that I vote?

The Trustees of Insight Trust, including the Trustees who are not “interested persons” as such term is defined in the 1940 Act (the “Disinterested Trustees”), have concluded that the Reorganization would be in the best interests of Value Equity and its shareholders, and that the shareholders’ interests will not be diluted as a result of the Reorganization. Accordingly, the Trustees have submitted the Plan for approval by the shareholders of Value Equity.

THE TRUSTEES RECOMMEND THAT YOU VOTE FOR THE PLAN AND THE REORGANIZATION CONTEMPLATED THEREBY

Will I be able to purchase, exchange and redeem shares and receive distributions in the same way?

The Reorganization will not affect your right to purchase and redeem shares, to exchange shares or to receive distributions. After the Reorganization, you will be able to purchase additional Class A, Class C and Class I shares, as applicable, of Quality Large-Cap Value in the same manner as you did for your shares of Value Equity before the Reorganization. For more information, see “Purchase and Redemption Procedures,” “Exchange Privileges” and “Dividend Policy” below.

How do the Funds’ investment objectives and principal investment strategies compare?

The investment objective of Value Equity is similar to that of Quality Large-Cap Value. The investment objectives of both Value Equity and Quality Large-Cap Value are non-fundamental, which means that each may be changed by vote of the respective Fund’s Trustees and without shareholder approval, upon 60 days notice. The investment strategies of the Funds are also similar.

The following tables summarize a comparison of Value Equity and Quality Large-Cap Value with respect to their investment objectives and principal investment strategies, as set forth in the Prospectuses and Statements of Additional Information relating to the Funds.

	Value Equity	Quality Large-Cap Value

Investment Objective	Providing capital appreciation and current income.	Long-term capital appreciation.

Principal Investment Strategies

Under normal circumstances, invests at least 80% of its assets in common stocks. These stocks are generally of companies with market capitalizations in excess of $1 billion at time of purchase. As of December 31, 2011, the market capitalizations of the equity issuers in which the fund was invested ranged from $1 billion to $508 billion.

The Subadviser selects stocks that are representative of the companies found within the Russell 1000® Value Index in an effort to:

• provide greater returns, over the long-term, than the securities comprising the Russell 1000® Value Index; and

• maintain a risk level approximating that of the Russell 1000® Value Index.

The Russell 1000® Value Index measures the performance of those Russell 1000® companies with lower price-to-book ratios and lower forecasted growth values.

Under normal circumstances, invests at least 80% of its assets in equity securities of large capitalization companies that, at the time of initial purchase, have market capitalizations of greater than $7 billion.

Uses a strategy emphasizing companies that exhibit financial strength and durable earnings growth, which the Subadviser deems to be of high quality. If a company meets these criteria, the Subadviser researches and analyzes that company’s strength of management, relative competitive position in the industry and its financial structure.

Generally, the Fund invests in approximately 20-35 securities at any given time.

The principal risks of the Funds are similar as well. For a discussion of the Funds’ principal risks, see the section entitled “Risks” below.

The Funds have other investment policies, practices and restrictions which, together with their related risks, are also set forth in the Prospectuses and Statements of Additional Information of the Funds.

Although Value Equity and Quality Large-Cap Value have similar investment objectives and investment strategies, all or a substantial portion of the securities held by Value Equity may be sold after the Reorganization in order to comply with the investment practices of Quality Large-Cap Value in connection with the Reorganization. For any such sales, the transaction costs will be borne by Quality Large-Cap Value. Such costs are ultimately borne by the surviving Fund’s shareholders. In addition, the disposition of assets acquired through the Reorganization by Quality Large-Cap Value may result in taxable gains or losses on those assets, which will accrue to all of the surviving Fund’s shareholders.

How do the Funds’ fees and expenses compare?

Value Equity offers three classes of shares (Class A, Class C and Class I). Quality Large-Cap Value offers three classes of shares (Class A, Class C and Class I). You will not pay any initial or deferred sales charge in connection with the Reorganization.

The following tables allow you to compare the various fees and expenses that you may pay for buying and holding Class A, Class C and Class I shares of each of the Funds. The columns entitled “Quality Large-Cap Value (Pro Forma)” show you what fees and expenses are estimated to be assuming the Reorganization takes place.

The amounts for the Class A, Class C and Class I shares of Value Equity and Quality Large-Cap Value, set forth in the following tables and in the examples, are based on the expenses for the 12-month periods ended December 31, 2011 and March 31, 2012, respectively. The amounts for Class A, Class C and Class I shares of Quality Large-Cap Value (Pro Forma) set forth in the following tables and in the examples are based on what the estimated expenses of Quality Large-Cap Value would have been for the 12-month period ended March 31, 2012, assuming the Reorganization had taken place on April 1, 2011.

Shareholder Fees (fees paid directly from your investment)

	Value Equity Class A		Quality Large-Cap Value Class A		Quality Large-Cap Value (Pro Forma) Class A
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.75%		5.75%		5.75%
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the value redeemed or the amount invested)	1.00	%(a)	1.00	%(a)	1.00	%(a)
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None		None		None
Redemption Fee	None		None		None
Exchange Fee	None		None		None

Fees and Expenses (as a percentage of average daily net assets)

	Value Equity Class A	Quality Large-Cap Value Class A	Quality Large-Cap Value (Pro Forma) Class A
Management Fees	0.70%	0.75%	0.75%
Distribution and Shareholder Servicing (12b-1) Fees(c)	0.25%	0.25%	0.25%
Other Expenses	0.28%	0.53%	0.31%
Total Annual Fund Operating Expenses	1.23%	1.53%	1.31%
Contractual Fee Waiver	n/a	n/a	(0.05	%)(b)
Total Annual Fund Operating Expenses After Contractual Fee Waiver	n/a	n/a	1.26%

Shareholder Fees (fees paid directly from your investment)

	Value Equity Class C		Quality Large-Cap Value Class C		Quality Large-Cap Value (Pro Forma) Class C
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None		None		None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the value redeemed or the amount invested)	1.00	%(d)	1.00	%(d)	1.00	%(d)
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None		None		None
Redemption Fee	None		None		None
Exchange Fee	None		None		None

Fees and Expenses (as a percentage of average daily net assets)

	Value Equity Class C	Quality Large-Cap Value Class C	Quality Large-Cap Value (Pro Forma) Class C
Management Fees	0.70%	0.75%	0.75%
Distribution and Shareholder Servicing (12b-1) Fees(c)	1.00%	1.00%	1.00%
Other Expenses	0.28%	0.53%	0.31%
Total Annual Fund Operating Expenses	1.98%	2.28%	2.06%
Contractual Fee Waiver	n/a	n/a	(0.05	%)(b)
Total Annual Fund Operating Expenses After Contractual Fee Waiver	n/a	n/a	2.01%

Shareholder Fees (fees paid directly from your investment)

	Value Equity Class I	Quality Large-Cap Value Class I	Quality Large-Cap Value (Pro Forma) Class I
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the value redeemed or the amount invested)	None	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None
Redemption Fee	None	None	None
Exchange Fee	None	None	None

Fees and Expenses (as a percentage of average daily net assets)

	Value Equity Class I		Quality Large-Cap Value Class I	Quality Large-Cap Value (Pro Forma) Class I
Management Fees	0.70%		0.75%	0.75%
Distribution and Shareholder Servicing (12b-1) Fees(c)	None		None	None
Shareholder Services Fee	0.05	%(e)	None	None
Other Expenses	0.28%		0.53%	0.31%
Total Annual Fund Operating Expenses	1.03%		1.28%	1.06%
Contractual Fee Waiver	n/a		n/a	(0.05	%)(b)
Total Annual Fund Operating Expenses After Contractual Fee Waiver	n/a		n/a	1.01%

(a)	Generally, Class A Shares are not subject to any charges by the Fund when redeemed; however a contingent deferred sales charge may be imposed on certain redemptions within 18 months on exchanges from a Virtus non-money market fund into a Virtus money market fund and purchases on which a finder’s fee has been paid. The 18 month period begins on the last day of the month preceding the month in which the purchase was made.
(b)	Effective immediately upon the completion of the Reorganization, the Adviser will contractually waive 0.05% of its advisory fee for one year.
(c)	Distribution and Shareholder Servicing (12b-1) Fees represent an asset-based sales charge that, for a long-term shareholder, over time may be higher than the maximum front-end sales charge permitted by the Financial Industry Regulatory Authority (“FINRA”).
(d)	The deferred sales charge is imposed on Class C shares redeemed during the first year only.
(e)	Value Equity has a separate shareholder service fee plan for Class I shares, which is currently waived.

The tables below show examples of the total expenses you would pay on a $10,000 investment over one-, three-, five- and ten-year periods. The examples are intended to help you compare the cost of investing in the Funds and Quality Large-Cap Value (Pro Forma), assuming the Reorganization takes place, with the cost of investing in other funds. The examples assume a 5% average annual return, that you redeem all of your shares at the end of each time period and that you reinvest all of your dividends. The following tables also assume that total annual operating expenses remain the same. The examples are for illustration only, and your actual costs may be higher or lower.

Examples of Fund Expenses

	Class A
	One Year	Three Years	Five Years	Ten Years
Value Equity	$693	$943	$1,212	$1,978

Quality Large-Cap Value	$722	$1,031	$1,361	$2,294

Quality Large-Cap Value (Pro Forma)	$696	$962	$1,248	$2,061

	Class C
	One Year	Three Years	Five Years	Ten Years
Value Equity	$301	$621	$1,068	$2,306

Quality Large-Cap Value	$331	$712	$1,220	$2,615

Quality Large-Cap Value (Pro Forma)	$304	$641	$1,104	$2,387

	Class I
	One Year	Three Years	Five Years	Ten Years
Value Equity	$105	$328	$569	$1,259

Quality Large-Cap Value	$130	$406	$702	$1,545

Quality Large-Cap Value (Pro Forma)	$103	$333	$581	$1,291

You would pay the following expenses if you did not redeem your shares:

	Class C
	One Year	Three Years	Five Years	Ten Years
Value Equity	$201	$621	$1,068	$2,306

Quality Large-Cap Value	$231	$712	$1,220	$2,615

Quality Large-Cap Value (Pro Forma)	$204	$641	$1,104	$2,387

Portfolio Turnover

Each Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the examples, affect the Funds’ performance. During the most recent fiscal year, Value Equity’s portfolio turnover rate was 65% of the average value of its portfolio, while Quality Large-Cap Value’s portfolio turnover rate was 17% of the average value of its portfolio.

How do the Funds’ performance records compare?

The following charts show how the Class A shares of Value Equity and Quality Large-Cap Value have performed in the past. The Class I shares of Value Equity commenced operations on February 23, 1996, the Class A shares commenced operations on February 11, 1999 and the Class C shares commenced operations on June 26, 2006. The Class A and Class C shares of Quality Large-Cap Value commenced operations on July 29, 2005 and the Class I shares commenced operations on June 6, 2008. Past performance, before and after taxes, is not an indication of future results.

Equity will include the period during which the shares of Value Equity exchanged therefor were held by such shareholder (provided that the shares of Value Equity are held as capital assets on the date of the Reorganization); and

5.	The tax basis of the assets of Value Equity acquired by Quality Large-Cap Value will be the same as the tax basis of such assets to Value Equity immediately prior to the Reorganization, and the holding period of such assets in the hands of Quality Large-Cap Value will include the period during which the assets were held by Value Equity.

Opinions of counsel are not binding upon the Internal Revenue Service or the courts. If the Reorganization is consummated, but does not qualify as a tax-free reorganization under the Code, Value Equity would recognize gain or loss on the transfer of its assets to Quality Large-Cap Value and each shareholder of Value Equity would recognize a taxable gain or loss equal to the difference between its tax basis in its Value Equity shares and the fair market value of the shares of Quality Large-Cap Value it received.

Quality Large-Cap Value’s utilization after the Reorganization of any pre-Reorganization losses realized by Quality Large-Cap Value to offset income or gain realized by Value Equity could be subject to limitation. Value Equity has capital loss carryovers of approximately $23,434,000, all expiring in 2017. Shareholders of Value Equity should consult their tax advisers regarding the effect of the Reorganization in light of their individual circumstances.

Pro Forma Capitalization

The following table sets forth the capitalization of the Funds as of March 31, 2012, and the capitalization of Quality Large-Cap Value on a pro forma basis as of that date, giving effect to the proposed acquisition of assets at net asset value. The pro forma data reflects an exchange ratio of approximately 1.1526 Class A shares, 1.1654 Class C shares and 1.1422 Class I shares of Quality Large-Cap Value for each Class A, Class C and Class I share, respectively, of Value Equity.

Capitalization of Value Equity, Quality Large-Cap Value and

Quality Large-Cap Value (Pro Forma)

	Value Equity	Quality Large-Cap Value	Adjustments		Quality Large-Cap Value (Pro Forma) After Reorganization
Net Assets (in 000s)

Class A	$8,288	$40,936			$49,224

Class C	$253	$3,186			$3,439

Class I	$136,650	$1,398			$138,048
Total Net Assets	$145,191	$45,520			$190,711
Net Asset Value Per Share

Class A	$12.40	$10.76			$10.76

Class C	$12.35	$10.60			$10.60

Class I	$12.29	$10.76			$10.76
Shares Outstanding (in 000s)

Class A	668	3,805	102		4,575

Class C	20	301	3		324

Class I	11,119	130	1,581		12,830
Total Shares Outstanding	11,807	4,236	1,686	(a)	17,729

Pro Forma Financial Information for the Period Ending March 31, 2012

Combination of Virtus Value Equity Fund into Virtus Quality Large Cap Fund (in thousands)

The unaudited pro forma information provided herein should be read in conjunction with the audited Annual report of Virtus Value Equity Fund dated December 31, 2011 and Virtus Quality Large Cap Fund dated March 31, 2012, which is on file with the SEC and is available at no charge.

The unaudited pro forma information set forth below for the period ended March 31, 2012 is intended to present ratios and supplemental data as if the Reorganization of Virtus Value Equity Fund (the “Predecessor Fund”) into Virtus Quality Large Cap Fund (the “Successor Fund”) had taken place on April 1, 2011. The Reorganization is intended to allow shareholders of the Predecessor Fund to own a fund that is similar in style and with a greater amount of combined assets after the Reorganization. The Predecessor is sub-advised by BMO Asset Management Corp. (formerly Harris Investment Management, Inc.) and the Successor fund is sub-advised by Kayne Anderson Rudnick Investment Management, LLC.

The Funds have the same investment advisor, distributor, administrator, transfer agent, and custodian. Each of such service providers has entered into an agreement with the Funds which governs the provision of services to the Funds. Such agreements contain the same terms with respect to each Fund. Although the Funds have similar investment objectives and investment strategies, all or a substantial portion of the securities held by the Predecessor Fund may be sold after the Reorganization in order to comply with the investment practices of the Successor Fund in connection with the Reorganization. The Successor Fund’s subadviser intends to continue to focus the portfolio on a limited number of high quality securities, while the Predecessor Fund holds a much greater number of portfolio securities. The Successor Fund is therefore expected to sell any securities held by the Predecessor Fund that fall outside of its limited holdings strategy. The securities to be sold and the related costs of those transactions will be determined by the subadviser of the Successor Fund after the Reorganization is complete and it begins management of the combined assets of the Funds. For any such sales, the transaction costs will be borne by the Successor Fund. Such costs are ultimately borne by the Successor Fund’s shareholders.

As of March 31, 2012, the net assets of the Predecessor Fund were $145,191 and the Successor Fund was $45,520. The net assets of the combined fund as of March 31, 2012 would have been $190,711. The Successor Fund’s net asset value per share after the Reorganization assumes the increase of shares of the Successor Fund at March 31, 2012 in connection with the proposed Reorganization. The amount of increased shares was calculated based on the net assets, as of March 31, 2012, of the Predecessor Fund of $8,288, $253, and $136,650 for Class A, Class C and Class I, respectively, and the net asset value of the Successor Fund of $10.76, $10.60 and $10.76 for Class A, Class C and Class I, respectively. Shares of the Successor Fund were increased by 102 for Class A, 3 for Class C and 1,581 for Class I in exchange for Class A, Class C and Class I shares, respectively of the Predecessor Fund.

On a pro forma basis for the twelve months ended March 31, 2012, the proposed Reorganization would result in a decrease of $135 in other operating expenses and a decrease of $143 in reimbursement by the investment adviser.

The Predecessor Fund’s gross annual operating expenses as of March 31, 2012 were 1.22%, 1.97% and 1.02% for Class A, Class C and Class I, respectively. The Successor Fund’s gross annual operating expenses were 1.53%, 2.28% and 1.28% for Class A, Class C and Class I, respectively. As a result of the Reorganization, the Successor Fund’s expenses are expected to decrease to 1.26%, 2.01% and 1.01% for the Class A, Class C and Class I shares, respectively, on a pro forma basis. The adviser has agreed to contractually waive 0.05% of the Successor Fund’s advisory fee for 1 year. The adviser will also continue to voluntarily limit the total operating expenses (excluding interest, taxes, and extraordinary expenses) of the Successor Fund after the Reorganization for Class A, Class C and Class I shares to 1.35%, 2.10%, and 1.10% respectively. The Adviser may discontinue these reimbursement arrangements at any time.

The costs of the Reorganization, including the costs of the Meeting, the proxy solicitation or any adjourned session, are estimated to be $55, and will be paid by the Adviser.

No significant accounting policies will change as a result of the proposed Reorganization, specifically, policies regarding valuation and Subchapter M compliance. The accounting survivor in the proposed Reorganization will be the Successor Fund.

The Funds have capital loss carryovers, which may be used to offset future capital gains. The Predecessor Fund has capital loss carryovers of $20,348 expiring in 2017. The Successor Fund has capital loss carryovers of $23,434 expiring in 2017 and $8,384 expiring in 2018, totaling $31,818. The Funds may not realize the benefit of these losses to the extent the Surviving Fund does not realize gains on investments prior to the expiration of the capital loss carryover.

The Reorganization is intended to qualify for federal income tax purposes as a tax-free reorganization under section 368 of the Code. As a condition to the closing of the Reorganization, the Funds will receive an opinion from the law firm of McDermott Will & Emery LLP to the effect that, based upon certain facts, assumptions, and representations, the Reorganization contemplated by the Plan should, for federal income tax purposes, qualify as a tax-free reorganization described in section 368(a) of the Code, and that each Fund should be “a party to a reorganization,” within the meaning of section 368(b) of the Code.